FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2005

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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2005

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]              Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [_]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.


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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

              Attached as Exhibit 99.1 to this report on Form 6-K is a copy of the press release dated February 11, 2005 announcing receipt of requisite consents for the tender offer and consent solicitation for its 9 3/4% Senior Notes due 2008.





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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ANTENNA TV S.A.
                                            (Registrant)


                                            By:  /s/ Nikolaos Angelopoulos
                                                 -------------------------------
                                                 Name: Nikolaos Angelopoulos
                                                 Title:  Chief Financial Officer


Dated: February 11, 2005